FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Marine House, 3rd Floor Clanwilliam Place Dublin 2, Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2009	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

2

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated August 13, 2009

EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic shows growth in core businesses in Q2

Casino revenue up 21%, branded game revenue up 70% over Q1 as new strategy yields results

August 13, 2009 (Dublin, IRELAND) – CryptoLogic, a global developer of branded online betting games and Internet casino software, today announced its financial results for the second quarter ending June 30, 2009. The company’s new business strategy delivered reduced operating costs, a solid quarter-on-quarter improvement in its Internet casino hosting business, and growing revenue from branded games launched by major Internet gaming operators. The company was profitable in June, and targets profitability for the third quarter.

Financial highlights:

•	Revenue of $10.1 million, unchanged from Q1 2009 (Q2 2008: $16.8 million) as higher casino and branded games sales offset the previously reported loss of William Hill poker
•	Profitable in June
•	Casino revenue up 21% sequentially to $7.7 million (Q1 2009: $6.4 million)
•	Branded games revenue increased sequentially by 70% to $0.5 million (Q1 2009: $0.3 million)
•	Operating expenses fell to $9.9 million, down 25% year-on-year (Q2 2008: $13.2 million)
•	Net loss of $6.2 million, reflecting a non-cash impairment provision of $4.0 million, booked against long-term Asian investments (Q2 2008 net loss: $1.5 million)
•	Diluted loss per share of $0.46 (Q2 2008 diluted loss per share: $0.10)
•	Net cash at June 30, 2009: $33.8 million (March 31, 2009: $38.7 million)
•	Dividend of $0.03 per share for the quarter, unchanged from Q1 2009

Operating and governance highlights:

•	13 branded games on the market in Q2, up from three in Q1
•

Signed multi-year agreements to provide top-performing branded slot games to some of the world’s top gaming sites, including SportingBet.com, Betfair, Ireland’s PaddyPower and UK’s Victor Chandler Group and, in July, Totesport, Britain’s state-owned and fourth-largest bookmaker

•	Launched Internet casino for The Gaming Network
•	Extended relationship with Marvel Entertainment to develop superhero-themed games until 2013
•	Expanded relationship with 888.com to include five more games for launch in 2009
•	New game releases included a video slot version of Jenga, one of the world’s most popular board games, developed in record time at the new CryptoLogic Centre for Innovation
•	Appointed David Gavagan as Chairman and James Wallace as Senior Independent Director

Outlook:

•

CryptoLogic expects to be both profitable and cash generative in Q3, as it gains traction from the rollout of branded games by new customers with more than 40 scheduled by the end of the quarter and more than 110 in total by the end of the year

“The second quarter of 2009 marked a turning point for CryptoLogic, with significant growth in our two core businesses,” said Brian Hadfield, CryptoLogic’s President and CEO. “With a larger customer base and an aggressive rollout schedule for our new games, CryptoLogic now has the people, the products and the partners to deliver improved performance for our shareholders -- in 2009 and beyond.”

MARINE HOUSE, CLANWILLIAM PLACE, DUBLIN 2, IRELAND

TEL (353)1234.0400

Overview

In the second quarter of 2009, CryptoLogic continued its steady progress in executing its strategy to focus on developing and hosting Internet casinos and licensing its branded gaming software to top e-gaming sites.

The company now has 24 licensees – the largest number in its history – including the “big four” international gaming operators: PartyGaming, SportingBet.com, 888.com andBetfair. CryptoLogic has built innovative partnerships to bring some of the world’s most famous entertainment brands to these and other top Internet casinos.

While the rollout of CryptoLogic games by licensees has been slower than anticipated at the beginning of the year, the company exited the quarter with 13 new branded games on the market, up from three in the first quarter. With more than 40 games scheduled to be live by the end of the third quarter, and over 110 in total by the end of the year, CryptoLogic has laid solid foundations for a return to growth and profitability.

CryptoLogic saw a significant rise in revenue from its core businesses in the second quarter. The company increased revenue from its hosted casino business by 21%, and there was a 70% increase in revenue from branded games compared with the first quarter of 2009. These gains helped to offset the loss of more than $1 million in revenue from William Hill Poker, which, as announced last year, has ceased to be a customer.

However, the underlying improvement in the core business, together with a comprehensive cost reduction program, gives rise to a promising outlook for the remainder of the year.

Casino games: Extraordinary e-gaming innovation

In the quarter, CryptoLogic was active in launching some of the Internet’s most innovative games of today, and in planning new games and gaming concepts for the future.

The company extended its groundbreaking relationship with Marvel Entertainment to develop superhero-themed games until 2013, building on the success of games based on Spider-Man, Fantastic Four, the Hulk, Sub-Mariner, Daredevil and many other legendary heroes.

CryptoLogic released several new games in the quarter, including Atlantic City 4 Deck Blackjack, Buccaneers Bounty and a groundbreaking video slot version of Jenga, one of the world’s most popular board games. Jenga was developed in record time at the new CryptoLogic Centre for Innovation.

The company’s most popular games in the quarter included Millionaires Club III, Hulk Ultimate Revenge, Spider-Man Revelations, Cubis and King Kong. From recent releases, player favourites included Samba Nights, the company’s first 50-line game, along with Call of Duty 4: Modern Warfare and Jenga.

New customers, partners drive revenue growth

CryptoLogic continued to expand its customer base in the quarter, signing multi-year licensing deals to provide many of its top-performing branded slot games to leading e-gaming sites. New signings included global leaders SportingBet.com and Betfair, Ireland’s PaddyPower and the UK’s Victor Chandler Group. In July, Totesport, Britain’s state-owned and fourth-largest bookmaker, became CryptoLogic’s newest licensee.

In the second quarter, CryptoLogic also expanded its relationship with 888.com, which has contracted to launch five more games later in 2009, and launched an Internet casino for The Gaming Network.

Improved marketing support is important to the company’s success in growing revenue at a volatile time for discretionary consumer spending. While the company has reduced its employee complement substantially since 2008, strategic moves were made in the quarter to add talent to manage portals, player acquisitions and search engine optimization.

Poker integration completed

CryptoLogic has completed the strategic integration of its Internet poker network with that of GTECH Corporation, eliminating the cost of operating a standalone poker platform, significantly improving poker room liquidity for players, and paving the way for a profitable poker business.

Financial performance

Total revenue: CryptoLogic’s revenue was essentially unchanged from Q1 2009 at $10.1 million, with steadily rising casino and branded game revenue offsetting the revenue loss from William Hill poker. This included casino revenue of $7.7 million, up from $6.4 million in the first quarter, while poker revenue declined to $0.5 million compared with $1.96 million in the previous quarter, due principally to the loss of William Hill poker, which, as announced last year, ceased to be a CryptoLogic customer. Revenue from branded games exceeded poker revenue for the first time – a sign of this increasingly important segment to CryptoLogic’s business.

Earnings and Earnings per Diluted Share: The company recorded an operating loss of $2.2 million, or $0.17 per share (based on a weighted average of 13,819,351 outstanding shares), for the quarter. The company has also reviewed the carrying value of its long-term Asian investments, and determined that a provision of $4.0 million is required for certain of these investments. As a result, the company recorded a net loss of $6.2 million, or $0.46 per share, for the quarter.

Operating expenses were up $1.7 million from Q1, of which $625,000 can be attributed to adverse currency movements. Other factors included higher development costs, increased marketing costs and new resources for portals, player acquisition and search engine optimization. General and administrative expenses were down $0.9 million due to lower legal costs and a general focus on cost reductions.

Balance Sheet and Cash Flow: CryptoLogic ended the quarter with $33.8 million in net cash (comprising cash and cash equivalents, restricted cash and security deposits), or $2.45 per diluted share (March 31, 2009: $38.7 million, or $2.80 per diluted share). The decrease in net cash was due largely to the operating loss and advanced royalty commitments. The company continues to be debt-free. CryptoLogic’s working capital at June 30, 2009 was $37.4 million or $2.70 per diluted share (March 31, 2009: $39.8 million or $2.88 per diluted share).

Dividend: On August 11th, CryptoLogic declared a dividend of $0.03 per share for the quarter, unchanged from the first quarter of 2009. The dividend will be paid on September 15, 2009 to shareholders of record of CryptoLogic Limited and CryptoLogic Exchange Corporation as at September 1, 2009.

Outlook

Despite challenging market conditions, management remains confident that CryptoLogic’s new business strategy and restructuring program will deliver strong financial performance for shareholders over the long term.

Management continues to target a return to profitability and cash generation in the third quarter, with plans to have more than 40 games generating revenue on customer sites by September 30, 2009.

The company continues to expect a net profit, before non-cash impairment provisions, for the full year, and to return to positive cash flow for the second half of 2009. In light of current market conditions, consumer sentiment and slower than expected rollout of branded games by its customers, CryptoLogic is lowering its targets and anticipates results more in line with analysts’ expectations for the year.

Investor/analyst conference call

CryptoLogic will hold a conference call today at 9:30 a.m. Eastern time (2:30 p.m. BST) to update investors on the company’s earnings in Q2 2009. The details of the call are as follows:

Toll Free North America:	1-800-766-6630
Toll Free UK:	00 800-4222-8835
Toll Free International Toronto Dial-In Number:	(Country Code) 800-4222-8835 416-340-8410

To participate, please callfive to ten minutes prior to the start of the teleconference. This conference call will be recorded and available for replay approximately one hour after the completion of the call, up until midnight on August 20, 2009. To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, passcode 1154853#. A transcript of the call will also be made available on CryptoLogic’s website at www.cryptologic.comunder Investor Information.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a leading public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic® Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games to non-U.S. players around the world. For information on WagerLogic, please visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

For more information, please contact:

CryptoLogic, 353 (0) 1 234 0415	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Jason Graham, ext 229 jgraham@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
Harry Chathli or Alexis Gore, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this news release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.

CRYPTOLOGIC LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	As at	As at
	June 30,	December 31,
	2009	2008
	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	$ 28,593	$ 36,348
Restricted cash	5,000	7,175
Security deposits	250	250
Accounts receivable and other	7,330	6,002
Prepaid expenses	8,637	6,564
Income taxes receivable	1,585	653
	51,395	56,992

User funds held on deposit	5,404	10,833
Future income taxes	3,469	1,930
Capital assets	16,825	18,703
Long-term investments	2,337	5,821
Intangible assets	4,663	4,982
Goodwill	6,545	6,545
	$ 90,638	$ 105,806

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$ 13,602	$ 15,356
Income taxes payable	430	413
	14,032	15,769

User funds held on deposit	5,404	10,833
Future income taxes	301	382
	19,737	26,984

Minority interest	6,032	6,382

Shareholders’ equity:
Share capital	33,637	33,552
Stock options	7,451	6,856
Retained earnings	23,781	32,032
	64,869	72,440

Subsequent event	$ 90,638	$ 105,806

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(In thousands of U.S. dollars, except per share data)

(Unaudited)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2009	2008	2009	2008

Revenue	$ 10,140	$16,800	$20,274	$36,118
Expenses
Operating	9,895	13,170	18,094	27,609
General and administrative	2,200	4,017	5,324	6,869
Reorganization	155	—	687	—
Impairment long-term investments	3,961	—	3,961	—
Finance	26	80	47	253
Amortization	1,199	1,469	2,504	2,865
	17,436	18,736	30,617	37,596

Loss before undernoted	(7,296)	(1,936)	(10,343)	(1,478)
Interest income	122	824	293	1,618
Non operating income	—	—	—	102

Net (loss) earnings before income taxes and minority interest	(7,174)	(1,112)	(10,050)	242

Income taxes:
Current	(583)	167	(743)	721
Future	(278)	118	(1,620)	147
	(861)	285	(2,363)	868

Net loss before minority interest	(6,313)	(1,397)	(7,687)	(626)

Minority interest	(122)	96	(200)	258

Net loss and comprehensive loss	$ (6,191)	$(1,493)	$(7,487)	$(884)

Net loss per common share
Basic	$ (0.46)	$(0.10)	$(0.56)	$(0.04)
Diluted	$ (0.46)	$(0.10)	$(0.56)	$(0.04)

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(In thousands of U.S. dollars)

(Unaudited)

	For the six months ended
	June 30,
	2009		2008
Retained earnings, beginning of period	$32,032		$70,855
Loss	(7,487)		(884)
Dividends paid, excluding those paid to CEC shareholders	(764)		(3,076)
Excess of purchase over stated value of repurchased common shares	—		(614)
Retained earnings, end of period	$23,781	$	$ 66,281

CRYPTOLOGIC LIMITED

CONSOLIDATED STATEMENTS OF CASHFLOWS

(In thousands of U.S. dollars)

(Unaudited)

	For the three months		For the six months
	ended June 30,		ended June 30,
	2009	2008	2009	2008
Cash flows from (used in):

Operating activities:
Net loss	$(6,191)	$(1,493)	$(7,487)	$(884)
Adjustments to reconcile loss to cash provided
by (used in) operating activities:
Amortization	1,199	1,469	2,504	2,865
Reorganization expense	155	—	687	—
Impairment of long-term investments	3,961	—	3,961	—
Unrealized gain on forward contract	(9)	165	(136)	(78)
Future income taxes	(278)	166	(1,620)	151
Minority interest	(122)	96	(200)	258
Stock options	275	482	595	1,171
	(1,010)	885	(1,696)	3,483
Change in operating assets and liabilities:
Accounts receivable and other	(578)	(2,224)	(1,328)	(1,779)
Prepaid expenses	(1,637)	(672)	(1,937)	(407)
Accounts payable and accrued liabilities	336	(2,911)	(2,441)	(1,628)
Income taxes payable	(712)	(4,776)	(915)	(4,313)
	(3,601)	(9,698)	(8,317)	(4,644)

Financing activities:
Issue of capital stock, net	—	121	—	189
Repurchase of common shares	—	(739)	—	(739)
Dividends paid including those to CEC shareholders	(829)	(3,344)	(829)	(3,344)
	(829)	(3,962)	(829)	(3,894)

Investing activities:
Cash paid for Casino.co.uk	—	(1,254)	—	(1,254)
Purchase of capital assets	(191)	(689)	(307)	(1,307)
Purchase of other investments	(277)	(976)	(477)	(1,995)
Decrease in restricted cash	—	—	2,175	14,976
Decrease in security deposits	—	—	—	900
	(468)	(2,919)	1,391	11,320

(Decrease) increase in cash and cash equivalents	(4,898)	(16,579)	(7,755)	2,782

Cash and cash equivalents, beginning of period	33,491	74,789	36,348	55,428

Cash and cash equivalents, end of period	$28,593	$58,210	$28,593	$58,210

Supplemental cash flow information:
Non cash portion of options exercised	$—	$19	$—	$83